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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

WM. WRIGLEY JR. COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

982526 10 5

(CUSIP Number)

Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, IL 60602
(312) 269-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 982526 10 5	13D	Page 2 of 7

1.	Name of Reporting Person: William Wrigley, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
Has sole voting power over 14,237,910 shares of Common Stock and 19,764,232 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into Common Stock.

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: Has sole dispositive power over 12,768,246 shares of Common Stock and 19,029,400 shares of Class B Common Stock.

		10.	Shared Dispositive Power: Has shared dispositive power over 509,664 shares of Common Stock and 254,832 shares of Class B Common stock.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,002,142 shares of which 19,764,232 shares are class B Common Stock convertible into Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
7.4% of Common Stock; 59.3% of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 16.1% of the issued and outstanding Common Stock.

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 982526 10 5	13D	Page 3 of 7
     Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.’s Schedule 13D filed on April 8, 1999, as amended by Amendment Nos. 1-7, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 14,237,910 shares of Common Stock, representing 7.4% of the issued and outstanding shares of Common Stock, and 19,764,232 shares of Class B Common Stock, representing 59.3% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 13,365,831 shares of Common Stock and 7,428,981 shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley, Jr. is deemed to beneficially own 34,002,142 shares of Common Stock, representing 16.1% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock. The ownership percentages set forth herein are based upon 191,359,524 shares of Common Stock and 33,346,640 shares of Class B Common Stock outstanding as of July 29, 2005, as reported in the Company’s Form 10-Q for the fiscal quarter ended June 30, 2005.
     (b) The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

Sole voting power:	14,237,910 shares of Common Stock
19,764,232 shares of Class B Common Stock

Shared voting power:	0

Sole dispositive power:	12,768,246 shares of Common Stock
19,029,400 shares of Class B Common Stock

Shared dispositive power:	509,664 shares of Common Stock 254,832 shares of Class B Common Stock
     (c) On July 29, 2005, Mr. Wrigley, Jr. acquired 407,000 shares of Common Stock through the cashless exercise of vested stock options at the following exercise prices: (i) 56,000 shares at $43.78 per share; (ii) 67,000 shares at $37.46 per share; (iii) 57,500 shares at $48.10 per share; (iv) 84,000 shares at $57.32 per share; (v) 95,000 shares at $54.67 per share; and (vi) 47,500 shares at $62.28 per share.
     On July 29, 2005, Mr. Wrigley, Jr. sold all of the 407,000 shares described above in open market transactions through his broker at the following prices:

Number of Shares	Sale Price
30,000	$72.05
25,000	$72.01
6,400	$72.00
1,000	$71.95

CUSIP NO. 982526 10 5	13D	Page 4 of 7

Number of Shares	Sale Price
100	$71.93
1,500	$71.90
200	$71.87
200	$71.82
500	$71.81
200	$71.80
100	$71.79
200	$71.78
100	$71.72
500	$71.71
300	$71.70
100	$71.69
400	$71.68
200	$71.67
1,100	$71.65
1,200	$71.64
500	$71.63
400	$71.61
100	$71.60
800	$71.59
1,700	$71.58
800	$71.57
2,000	$71.55
500	$71.54
7,200	$71.53
2,500	$71.52

CUSIP NO. 982526 10 5	13D	Page 5 of 7

Number of Shares	Sale Price
2,000	$71.51
39,400	$71.50
7,600	$71.49
4,000	$71.48
4,200	$71.47
900	$71.46
300	$71.45
1,000	$71.44
1,800	$71.43
1,100	$71.42
1,800	$71.41
51,800	$71.40
52,800	$71.39
500	$71.33
100	$71.32
50,500	$71.30
1,400	$71.29
100,000	$71.25
     On August 1, 2005, Mr. Wrigley, Jr. acquired 9 shares of Common Stock through the reinvestment of dividends under the Wrigley Savings Plan (WSP) for the Company’s employees.
     (d) A number of individuals and entities, including Mr. Wrigley, Jr., have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. is a trustee or co-trustee and as beneficial owners or otherwise.
     (e) Not applicable.

CUSIP NO. 982526 10 5	13D	Page 6 of 7
Item 6. Contracts.
     Pursuant to an agreement effective as of September 25, 2002, Mr. Wrigley, Jr. previously held irrevocable proxies to vote an aggregate of 7,937,988 shares of Common Stock and 4,941,338 shares of Class B Common Stock owned by certain trusts for the benefit of family members. Mr. Wrigley, Jr. did not have the right to direct the sale, exchange or disposition of the shares held by such trusts. Pursuant to their terms, the irrevocable proxies granted to Mr. Wrigley, Jr. terminated on September 25, 2005.

CUSIP NO. 982526 10 5	13D	Page 7 of 7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 26, 2005

/s/ William Wrigley, Jr.
William Wrigley, Jr.